

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Josep Bassaganya-Riera
Chairman, President and Chief Executive Officer
Landos Biopharma, Inc.
1800 Kraft Drive, Suite 216
Blacksburg, VA 24060

**Re: Landos Biopharma, Inc.**
**Draft Registration Statement on Form S-1**
**Submitted July 24, 2020**
**CIK No. 0001785345**

Dear Dr. Bassaganya-Riera:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your statements here and throughout your document that you are focused on the development of potentially "first-in-class" therapeutics and that certain of your product candidates are potentially "first-in-class." This term suggests that your therapeutics and product candidates are effective and likely to be approved, particularly given your claims regarding your pioneering of a new treatment paradigm in immunometabolism based on novel pathways. Please delete these references throughout your document. If your use of

the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may discuss how your technology or approach differs from those of your competitors.

## Our portfolio, page 3

2. We note your discussion of your development times for your product candidates. Please balance your disclosure here and on pages 85 and 92 to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that you will achieve similar development timelines with your future product candidates.

3. Please shorten the orange bars in your pipeline chart here and on page 85 to more accurately indicate the development status of each product candidate displayed in the chart. As an example, we note that your Phase II clinical trial of BT-11 for UC is ongoing, but that the orange bar extends to the end of the Phase II header in the chart and that you expect to initiate your Phase I clinical trial of BT-11 for EoE in the second half of 2021, but that the orange bar extends to the end of the Phase I header.

    Please also remove the dark blue bars from the chart. You may discuss planned or prepared next steps for your product candidates below the pipeline chart.

## Our strategy, page 5

4. We note your statement that you are a "leader in the field of immunometabolism." Please explain to us to basis for this claim; we note that your most advanced product candidate is in a Phase 2 clinical trial and that you have not yet obtained a regulatory approval for a product candidate.

5. We note your disclosure here and throughout the document referencing your plans to "rapidly advance" the development of your product candidates and to "accelerate the development of new therapeutic products". Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

## Our strengths, page 5

6. We note your statements here and on page 88 that you have pioneered "a leading drug development engine." Given the early stage of your product candidates, it appears to be premature for you to claim that you possess a leading drug development engine at this time. Please revise your disclosure to remove this statement.

7. We note your use of the term "significant unmet medical need" here and elsewhere in the document. Such a term might imply that your products are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Implications of being an emerging growth company, page 7

8.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We have a limited operating history, have not completed any clinical trials..., page 12

9.    We note your statement that you have not yet completed any clinical trials as well as your statement on page 98 that you are currently conducting a Phase 1 clinical trial of BT-11 for mild to moderate UC. We further note your discussion of the Phase 1 clinical trial of BT-11 on page 102, which appears to claim that a Phase 1 clinical trial of BT-11 has been completed. Please update your disclosure to clarify the status of your Phase 1 trial for BT-11.

Critical accounting policies and significant judgments and estimates , page 79

10.   We note from pages 164-165 and 176 that no equity awards, including options, were granted during 2019. Please revise to disclose the extent to which any stock-based compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants made in 2020. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Business
Autoimmune market opportunity, page 87

11.   Please update your disclosure to provide the source for the numbers in the figure underneath "Large market opportunities for product candidates targeting IBD". Please also balance your disclosure regarding the sales of Entyvio, Humira and Stelara to clarify that there is no guarantee that any of your product candidates will be approved by the FDA and that, even if they are approved, there is no guarantee that you will earn revenues comparable to any of these approved products.

Our strategy, page 90

12.   We note your claim that you have progressed BT-11 from initial discovery to a potential Phase 3 trial in less than three years. Given that you have yet to complete a Phase 2 trial for BT-11, this claim appears to be premature. Please remove or revise this disclosure.

Foundations of the LANCE platform, page 95

13.     We note your statements that your product candidates targeting LANCL2 and NLRX1 have demonstrated the ability to modulate signaling without creating safety concerns and that improved "safety profiles" may enable your product candidates to be developed to move early into the treatment paradigm. Please remove any disclosure here and throughout the document stating or implying that your product candidates are safe as that determination is within the authority of the FDA and comparable regulatory bodies.

BT-11, an oral LANCL2 agonist for the treatment of ulcerative colitis and Crohn's disease, page 98

14.     We note your statement that BT-11 has promising human proof of concept data. However, the only human proof of concept data in the prospectus appears to be the measure of calprotectin in your Phase 1 clinical trial. Please update your disclosure to clarify whether other human proof of concept data has been observed. Please also update your description of the results of your Phase 1 clinical trial to discuss whether the calprotectin measurement results were powered for statistical significance.

Our solution for treatment of UC, page 101

15.     We note your statement that BT-11 greatly exceeded the efficacy of other therapeutics in development in terms of number and diversity of models in side-by-side clinical testing. The pre-clinical comparative information for BT-11 that is presented in your document appears to cover one pre-clinical study that measured disease activity index, leukocytic infiltration and calprotectin for BT-11 and three comparative therapies. Please revise your initial statement to reflect the results of the pre-clinical study or explain why the statement is accurate.

Phase 1 clinical trial of BT-11 by single ascending dose and multiple ascending dose in normal healthy participants, page 102

16.     Please update your discussion of your Phase 1 clinical trial of BT-11 to state whether any adverse events or serious adverse events occurred over the course of the trial and whether any such events were linked to treatment. To the extent that any treatment-related adverse events were observed, please describe the nature of such events.

Description of capital stock
Stock exchange listing, page 180

17.     If true, please revise to correct the intended trading symbol from "LBAP" to "LABP", as indicated elsewhere in your document (cover and pages 8 and 192).

<u>Report of independent registered public accounting firm, page F-2</u>

18.     Please have your auditors revise their report to include the city and state where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.

        You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Campbell at 202-551-4224 or Christopher Edwards at 202-551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc:     Eric Blanchard